787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 28, 2013

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Funds II – LifePath® Active 2055 Portfolio

File Nos. 333-142592 and 811-22061

Dear Mr. Ganley:

On behalf of BlackRock Funds II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on February 4, 2013 regarding Post-Effective Amendment No. 91 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 93 to the Registrant’s Registration Statement under the Investment Company Act of 1940 (the “Amendment”) with respect to the LifePath® Active 2055 Portfolio (the “Fund”).

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment and relate solely to the Fund.

Comment No. 1:	Please delete footnote #1 to the Fee Table, which discloses the contingent deferred sales charge assessed on certain redemptions of Investor A Shares.

Response:	The Registrant respectfully declines to delete footnote #1 to the Fee Table. The Registrant refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-53399 and 811-07171, which outlines the Registrant’s responses to the Staff’s prior comments and discusses the Registrant’s rationale for not deleting footnote #1 to the Fee Table.

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT     BRUSSELS

February 28, 2013

Comment No. 2:	The Fund discloses that it may engage in transactions involving derivatives, including total return swaps. When the Fund does engage in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Co. Act Release No. 10666. Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940. See Investment Co. Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to total return swaps, including guidance related to coverage requirements, which could impact the manner in which the Fund is operating (i.e., notional amounts vs. mark-to-market).

Response:	The Registrant is aware that the Commission or the Staff could issue future guidance related to the use of total return swaps, which could impact the manner in which the Fund is operating.

Comment No. 3:	On page I-6 of the Statement of Additional Information, the Fund discloses that, as a fundamental policy, it may not “[c]oncentrate its investments in a particular industry, as that term is used in the Investment Company Act.” Please consider revising this fundamental restriction to state that the Fund may not “[c]oncentrate its investments in a particular industry, as that term is used in the Investment Company Act or as it is interpreted by the Commission staff.”

Response:	The Registrant respectfully declines to make the suggested change. As discussed, disclosure regarding Staff interpretations of “concentration” is included within the “Notations Regarding the Fund’s Fundamental Investment Restrictions” subsection on page I-7 of the Statement of Additional Information. The Registrant believes that this is the appropriate place for this disclosure.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

February 28, 2013

Please do not hesitate to contact me at (212) 728-8510 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Anthony Geron

Anthony Geron

cc:	Ben Archibald, Esq.

Greg Daddario, Esq.

Maria Gattuso, Esq.